January 13, 2010

Elizabeth McLaughlin, Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, California 91748

   RE: **Hot Topic, Inc./CA**
       Form 10-K FYE 01/31/09
       Filed March 24, 2009
       File No. 0-28784

Dear Ms. McLaughlin:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30

1. We note that during the second quarter of fiscal year 2008, you began offering a private label Torrid credit card. Please tell us if you receive any fees (i.e. new account fees, usage fees, etc.) from the administrator of the Torrid credit card and, if so, tell us how you account for these fees. In addition, please provide us with a description of your accounting policy for awards granted to divastatus reward

program members (e.g. $10 reward certificates for every $200 spent) and a quantification of the related amounts recorded in your financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Fair Value Measurements, F-17

2. We note your disclosure here, on pages 18, 37, 41, and F-7 and in your subsequent period Forms 10-Q stating that you rely on an independent valuation expert to assist in determining the fair value of your auction rate securities. Given your references to the use of an independent valuation expert, please revise your disclosure in future Exchange Act filings to name this expert and file the appropriate consent. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Bonus

3. We note that the bonus paid to your CEO, COO and CFO and the performance share awards are based upon the net income for Hot Topic Inc. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Regarding the performance share awards, we note your representation in your March 14, 2008 letter that you would disclose such targets "after the line item(s) corresponding to such targets that have been reported in the Company's historical financial statements." We are unable to locate such disclosure.

Exhibits and Financial Statement Schedules

4. Please file the amended and restated employment agreement for John W. Kirkpatrick dated December 23, 2008 as referred to on page 40 of the company's proxy statement.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

Elizabeth McLaughlin
Hot Topic, Inc.
January 13, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Blaise Rhodes, accountant, at (202) 551- 3774 or Ethan Horowitz, accounting reviewer, at (202) 551-3311 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director